Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

September 24, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn: Christina Chalk

Re:	Vasta Platform Ltd Schedule TO filed September 17, 2025 Schedule 13E-3 filed September 17, 2025 Filed by Cogna Educação S.A. SEC File No. 5-91599

Dear Ms. Chalk:

On behalf of Cogna Educação S.A. (the “Offeror”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 19, 2025 (the “Comment Letter”), regarding the Offeror’s Schedule TO-T (the “Schedule TO”) and Schedule 13E-3, which were filed on September 17, 2025.

Set forth below are the Offeror’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Offeror’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Offeror is concurrently filing amendments to the Schedule TO and the Schedule 13E-3 (collectively, the “Amendment No. 1”) which include the First Amended and Restated Offer to Purchase (the "Offer to Purchase") as an exhibit. The Offer to Purchase includes the revisions noted below in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO filed on September 17, 2025), all page references herein correspond to the page of the Amendment No. 1 and the Offer to Purchase. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Offer to Purchase.

Schedules 13E-3 and TO filed September 17, 2025

Offer to Purchase - General, page i

1.	Disclosure on the cover page of the Offer to Purchase includes the following description of Minimum Tender Condition: "tendering holders of Securities shall have validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Class A Common Shares, other than any Class A Common Shares beneficially owned by Purchaser, that constitute at least 90% (the “Minimum Tender Amount”) in value of the total outstanding Class A Common Shares of the Company (the “Minimum Tender Condition”)." It is unclear from this definition whether this Offer condition is satisfied only if 90% of Class A Common held by unaffiliated shareholders tender and do not withdraw such shares, or whether the 51.1% of Class A Common Shares held by Lagos Capital Corp. and other affiliates will be included in this figure. Please revise to clarify.

Offeror response: In response to the Staff’s comment, the Offeror has revised the disclosure on pages I and 9 of the Offer to Purchase to clarify that the Minimum Tender Amount will comprise tenders of the total outstanding Class A common shares of Vasta Platform Limited (the “Company”) “held by affiliated and unaffiliated shareholders.”

2.	We note the disclosure under "Introduction" on page 8 of the Offer to Purchase that "Lagos Capital Corp. holds 8,040,098, or 51.1% of the Company's Class A Common Shares." We further note the disclosure that Lagos is an affiliate of a "reference shareholder of the Purchaser, Alaska Investimentos Ltda, who holds, directly or indirectly, approximately 17% of the common stock of the Purchaser and has the right to appoint two directors to Purchaser's board of directors." These facts appear to indicate that these entities may be "on both sides of this transaction," in the sense that they are affiliates of both bidder and target company in the Offer. Please revise the disclosure to explain what is meant by a "reference shareholder," and clarify the relationship between Alaska Investimentos Ltda and Lagos Capital. In addition, in your response letter, explain why Alaska and Lagos have not been included as \filing persons on the Schedule 13E-3/TO-T, or revise to include them and to provide all disclosure required as to each individually, to the extent such information does not already appear in the Offer to Purchase.

Offeror response: In response to the Staff’s comment, the Offeror has revised disclosure on pages 9 and 20 of the Offer to Purchase to clarify that Alaska Investimentos Ltda. is a non-controlling shareholder of the Offeror and holds approximately 17% of the Offeror’s outstanding common stock. Further, the Offeror has provided additional disclosure on pages 9 and 20 to expand its discussion of the relationship between Alaska Investimentos Ltda. and Lagos Capital Corp. (the Offeror understands that both entities are controlled by Mr. Luiz Alves Paes de Barros). Lagos Capital Corp. holds 51.1% of the Company's Class A common shares (equivalent to 9.6% of the Company’s common shares and 1.2% of the total voting power of the Company). Lagos Capital Corp. has no representative on the board of the Company.

According to the Commissions’ Compliance and Disclosure Interpretations relating to Tender Offer Rules and Schedules (C&DI 101.06, last updated March 6, 2025), not even the controlling shareholder of an offeror is automatically deemed a bidder in a tender offer. Rather, bidder status is a question determined by an party’s role in the offer under the particular facts and circumstances of each transaction, including whether such party’s (i) played a significant role in initiating, structuring and negotiating the tender offer, (ii) acted together with the named bidder, (iii) controls the terms of the tender offer and to which extent, (iv) provided financing for the tender offer, or played a primary role in obtaining any financing, (v) controls the bidder directly or indirectly, (vi) formed or caused the formation of the offeror, (vii) would beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company, (viii) acted in conjunction with the named bidder and to which degree, and (ix) benefits from the transaction and to which extent.

Moreover, Release No. 34-17719 (the “Release”) clarifies the elements of a “Rule 13e-3 transaction,” as set forth in Rule 13e-3(a)(4)(i) (the “Rule”), which include: (1) an issuer or an affiliate of such issuer; (2) engaging in one or more of certain specified transactions; and (3) having a purpose or reasonable likelihood of resulting in one or more specified effects. The Release’s Item III. Persons Subject to the Rule states that “Issuers and affiliates engaging in a Rule 13e-3 transaction for which no exception is available are subject to the filing, disclosure and dissemination requirements of paragraphs (d), (e) and (f) of the Rule and, if the class of securities involved is registered pursuant to Section 12 of the Exchange Act, are also subject to the antifraud provisions of paragraph (b) of the Rule.” In addition, in responding to Question 5, the Commission expanded on its interpretation of applicability of the Rule as follows: “The filing, disclosure and dissemination requirements of the Rule would apply to both the issuer and its affiliate when both are engaging in the Rule 13e-3 transaction.”

Accordingly, the Offeror respectfully advises the Staff that none of Alaska Investimentos Ltda. or Lagos Capital Corp. were included as filing persons on Schedules 13E-3/TO-T because, in the Offeror’s understanding, neither was engaged or is engaging in the transaction. The Offeror’s decision to structure and initiate the tender offer was made independent of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp. None of the directors of the Offeror appointed by Alaska Investimentos Ltda., nor any other representatives of Alaska Investimentos Ltda., have participated in discussions held by the Offeror’s management or the finance committee the Offeror’s board of directors relating to the structuring of the Offer, nor negotiated its general terms and conditions, including the offer price, nor voted or expressed an opinion to the Offeror (including at any committee or board meeting) with regards to the Offer. Moreover, none of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp. is providing financial or any other support for the Offer nor are they assisting the Offeror in obtaining any financing for the Offer.

3.	See our last comment above. Revise the Offer to Purchase generally to clarify and discuss the role of these affiliates (Lagos and Alaska and the persons or entities who control them) in the going private transaction, through share ownership of Vasta and affiliation with Purchaser, and (if applicable) their role in initiating, negotiating or structuring this transaction, and their participation in the Offer (if applicable).

Offeror response: In response to the Staff’s comment, the Offeror has revised disclosure on pages 9 and 20 of the Offer to Purchase to clarify that Alaska Investimentos Ltda. holds approximately 17% of the Offeror’s outstanding common stock. Further, the Offeror has provided additional disclosure on pages 9 and 20 to expand its discussion of the relationship between Alaska Investimentos Ltda. and Lagos Capital Corp. and the absence of any role played in the Offer.

The Offeror respectfully advises the Staff that Offeror’s decision to structure and initiate the tender offer was made independent of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp. None of the directors of the Offeror appointed by Alaska Investimentos Ltda., nor any other representatives of Alaska Investimentos Ltda., have participated in discussions held by the Offeror’s management or the finance committee the Offeror’s board of directors relating to the structuring of the Offer, nor negotiated its general terms and conditions, including the offer price, nor voted or expressed an opinion to the Offeror (including at any committee or board meeting) with regards to the Offer. Moreover, none of Mr. Luiz Alves Paes de Barros, Alaska Investimentos Ltda. or Lagos Capital Corp. is providing financial or any other support for the Offer nor are they assisting the Offeror in obtaining any financing for the Offer.

Purpose of and Reasons for the Offer, page 12

4.	Discuss the reasons for the timing of the Offer and why Purchaser chose this transaction structure. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A. If alternative structures were considered, please list them and explain why the Purchaser chose to conduct a tender offer. See Item 1013(b) of Regulation M-A.

Offeror response: In response to the Staff’s comment, the Offeror has revised disclosure on page 13 of the Offer to Purchase to clarify that Offeror’s board of directors determined that structuring the transaction as a cash tender offer at the Offer Price was efficient and appropriate because, upon considering certain other alternative transaction structures discussed by the board, such as a potential statutory merger, privately negotiated transactions and market purchases, an all cash tender offer provided several advantages, including: (i) cash consideration offers certainty of value to shareholders, which is particularly important given the low liquidity of the target securities; (ii) an all-cash tender offer can be funded at no cost with available cash in hand; (iii) an all-cash structure provides a simple, transparent, and expedient mechanism for shareholders to realize immediate value in their shares; and (iv) the tender offer structure, as opposed to a negotiated merger or other corporate arrangement under the laws of the Cayman Islands, ensures that minority shareholders are afforded an opportunity to participate directly and voluntarily in the transaction.

In addition, the Offeror provided additional disclosure on page 13 to clarify that it believes pursuing the Offer at this time is advantageous considering that Offeror’s leverage position as of June 30, 2025 was at its lowest level compared to any quarter of the Offeror’s last four fiscal years, enabling the settlement of the tendered Class A Common Shares with cash on hand.

Plans for the Company after the Offer, page 13

5.	We note the following disclosure on page 13: "Purchaser has no current proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy or the indebtedness or capitalization of the Company or (iv) any other material change in the Company’s corporate structure or business." However, in multiple places in the Offer to Purchase, you state the Purchaser's intention to conduct a compulsory acquisition after the Offer closes, which will result in the purchase of all Class Common Shares not tendered in the Offer. Please revise or advise.

Offeror response: In response to the Staff’s comment, the Offeror has provided additional disclosure on page 13 of the Offer to Purchase to clarify that, “other than as disclosed in the Offer to Purchase,” the Offeror has no current proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Offeror or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Offeror or any of its subsidiaries, (iii) any material change in the Offeror’s present dividend rate or policy or the indebtedness or capitalization of the Offeror or (iv) any other material change in the Offeror’s corporate structure or business.

In addition, the Offeror has revised disclosure on pages 7, 13, 15, 18 and 37 to further clarify that, following the satisfaction of the Minimum Tender Condition, Purchaser will be entitled, but will not be obliged, to give notice to compulsorily acquire and to conduct a compulsory acquisition for the purpose of purchasing Securities held by any remaining holders of the Securities. The Offeror has further revised disclosure on pages i, 7, 9, 13, 15, 18 and 37 to clarify that it may also pursue alternative methods permitted under Cayman Islands law for the purpose of purchasing Securities held by any remaining holders of the Securities, including in the event that the Minimum Tender Condition is not satisfied and is waived.

Conditions to the Offer, page 31

6.	A tender offer may be conditioned on any number of objective conditions, the occurrence or non-occurrence of which are outside the bidder's control. See Release No. 34-43069 (July 24, 2000). It appears from the last paragraph in this section that Purchaser has reserved the right to determine the satisfaction of any of the listed Offer conditions in its "sole judgment," which may render the Offer illusory. See Compliance and Disclosure Interpretation 101.01 (March 17, 2023) (available at www.sec.gov). Please revise.

Offeror response: In response to the Staff’s comment, the Offeror has revised the phrase “sole judgment” in Section 11 (“Conditions to the Offer”) as follows: “reasonable judgment.”

Dividends and Distributions, page 31

7.	We note the following disclosure: "The Offer Price will be adjusted for any potential dividends or other distributions which may be paid between the date on which the Offer was announced and the Expiration Date of the Offer." If Purchaser reduces the Offer price to adjust for dividends paid while the Offer is pending, please note we would view this as a change in the consideration subject to Rule 14e-1(b), which, depending on when the adjustment occurs, might require an extension of the Offer after notice of the change is disseminated to securityholders. Please revise the disclosure in the Offer to Purchase accordingly.

Offeror response: In response to the Staff’s comment, the Offeror has provided additional disclosure on page 36 of the Offer to Purchase to clarify that, if the Offer price is reduced to adjust for dividends or distributions paid while the Offer is pending, such adjustment may be viewed as a material modification of the Offer terms and could require an extension of the Expiration Date.

We thank the Staff for its review of the foregoing and of Amendment No. 1. If you have further questions or comments, please feel free to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com.

Sincerely,

By:	/s/ Manuel Garciadiaz
Name: Manuel Garciadiaz

cc:	Roberto Valério Neto Frederico da Cunha Villa Cogna Educação S.A.

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